UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 30, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Announcement in relation to Aviation Fuel Hedging Activities

Since China Eastern Airlines Corporation Limited (the “Company”) announced its results for the third quarter of 2008 and published an announcement in relation to aviation fuel hedging activities on 26 November 2008, the global financial crisis has further aggravated and the international crude oil price has continued to decrease sharply. The closing price of the New York West Texas Intermediate crude oil was US$67.81 per barrel on 31 October 2008 and was US$54.37 per barrel on 30 November 2008. Due to the continual decrease of international crude oil price in December 2008, the fair value loss of the Company on the aviation fuel hedging contracts may further increase.

As at 30 November 2008, the Company incurred actual cash loss of US$420,000 from the settlement of the current aviation fuel hedging contracts in November 2008. As of now, the actual loss from the settlement of aviation fuel hedging contracts will not have material adverse effect on the cash flow position of the Company.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Jun	(Vice Chairman acting on behalf of the Chairman, Non-executive Director)
Li Fenghua	(Non-executive Director)
Cao Jianxiong	(Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
30 December 2008